

September 20, 2023

Dr. Babak A. Taheri
Chief Executive Officer
Silvaco Group, Inc.
4701 Patrick Henry Drive, Building #23
Santa Clara, CA 95054

Re: Silvaco Group, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted September 5, 2023
CIK No. 0001943289

Dear Dr. Babak A. Taheri:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted September 5, 2023

Key Operating Indicators and Non-GAAP Financial Measures, page 15

1. Please revise your calculation of Non-GAAP net income (loss) hereunder and on page 67 to include the income tax effect of adjustments to arrive at the subject non-GAAP measure. The income tax effect should be shown as a separate adjustment and clearly explained. Refer to Question 102.11 of the C&DI on Non-GAAP Financial Measures.

Capitalization, page 53

2.   It appears from the first bullet point on page 54 that there are certain RSUs for common stock, granted under the 2014 Plan, whose conditions for Time-Based settlement will be satisfied on or before the closing of this offering but were not satisfied as of June 30, 2023. Tell us why such RSUs are excluded from your pro forma and adjusted pro forma capitalization tables. Otherwise, please revise accordingly.

3.   Please make clear hereunder and elsewhere in the filing the terms of the RSU Settlement. Tell us why you give effect to the issuance of shares subject to the RSU Settlement but not to the liquidity-contingent RSUs whose time-based vesting requirement will be accelerated as of the closing of this offering. Please either revise with a view toward consistency or tell us why such divergent treatment is appropriate.

4.   Additionally, tell us why the capitalization and dilution tables do not make reference nor give effect to "a   -for-   split of your common stock, which is expected to be completed prior to the completion of this offering" as mentioned on page 11 of the prospectus.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2022
14. Segment Reporting and Geographical Concentration, page F-26

5.   Please separately report revenues from the United States (your country of domicile) apart from the rest of North America. Also, separately disclose:
   • revenues from external customers attributed to an individual foreign country, if material. For instance, we note on page 18 that for the years ended December 31, 2021 and 2022, 18% and 23% of your revenue, respectively, was derived from your China-based operations.
   • your basis for attributing revenues from external customers to individual countries.

     Revise Note 10 on page F-42 to comply with the above comment. Refer to ASC 280-10-50-41(a).

6.   Please separately disclose long-lived assets located in the United States and in any individual foreign country, if material. Revise Note 10 on page F-42 to comply with this comment. Refer to ASC 280-10-50-41(b).

Notes to the Consolidated Financial Statements (Unaudited)
2. Summary of Significant Accounting and Reporting Policies
Subsequent Events, page F-36

7.   Please provide a separate note to include reportable subsequent events through September 1, 2023. For instance, as disclosed on page 98, on August 24, 2023, your Board members were issued liquidity-contingent RSUs, which will fully vest on June 30, 2024. Refer to ASC 855-10-50-2.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Crispino, Staff Attorney, at (202) 551- 3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Drew Valentine